FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For August 2, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Attachments:
　　　　1.　　　News Release dated August 2, 2007
　　　　2.　　　Material Change Report dated August 2, 2007 (re: August 2/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__　　　Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____　No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: August 2, 2007　　　　　　By:　　*"Tony M. Ricci"*
　　　　　　　　　　　　　　　　　　　　(Name)

　　　　　　　　　　　　　　　　Its:　　Chief Financial Officer
　　　　　　　　　　　　　　　　　　　　(Title)



Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Petaquilla Announces Delay in Filing Annual Financial Statements

Vancouver, BC – August 2, 2007: Petaquilla Minerals Ltd. ("Petaquilla" or the "Company") reports that it has been delayed in filing its annual financial statements, annual Management Discussion & Analysis related thereto and its Annual Information Form in Form 20-F, for the 15-month period ended April 30, 2007, by the required filing date under applicable Canadian securities laws, namely July 30, 2007. The delay is attributable to a combination of factors, primarily (i) the short period of time between the appointment of the Company's new auditor and the filing deadline; and (ii) the complexity of the Plan of Arrangement effected on October 18, 2006, between the Company and Petaquilla Copper Ltd..

In advance of the July 30th filing deadline, Petaquilla notified the British Columbia and Ontario securities regulators of the anticipated filing default and applied for the issuance of a management cease trade order. The order, which was issued on July 31st, 2007, by the British Columbia Securities Commission, as the Company's principal regulator, prohibits trading in Petaquilla shares by its directors, officers and other insiders of the Company and those who have been directors, officers or insiders of the Company during the period that the financial statements are being prepared until the annual financial statements and related annual filings are submitted and the order has been revoked.

The Company is working with its auditor to complete the audit of the Company's financial statements as soon as possible and anticipates filing its annual financial statements and related annual filings in approximately one month's time. Until its annual financial statements and related annual filings are filed, the Company intends to satisfy the requirements described in CSA Staff Notice 57-301 including the issuance of bi-weekly default status reports. The current Notice of Default follows and is also available for viewing on SEDAR.

**On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.**

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll-free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

CSA Staff Notice 57-301

Notice of Default

Petaquilla Minerals Ltd. (the "Issuer") hereby gives notice to the British Columbia Securities Commission and the Ontario Securities Commission pursuant to CSA Staff Notice 57-301 – Failing to File Financial Statements on Time – Management Cease Trade Orders as follows:

1.   the Issuer is not able to file its audited annual financial statements and related management discussion and analysis for the period February 1, 2006, to April 30, 2007 (the "Financial Statements") by July 30, 2007, the filing date prescribed by Section 4.4 of National Instrument 51-102 – Continuous Disclosure Obligations;

2.   the filing of the Financial Statements has been delayed due to the complexity of the Plan of Arrangement effected on October 18, 2006, between the Company and Petaquilla Copper Ltd. Ernst & Young LLP was appointed as the Company's auditor on June 20, 2007, and is in the process of auditing both the Company and Petaquilla Copper Ltd. The time allotted to complete the audit by July 30, 2007, has been found to be insufficient to complete two audits of this complexity;

3.   the Issuer intends to file the Financial Statements by August 17, 2007, and in any event will file the Financial Statements no later than September 27, 2007;

4.   the securities commissions and regulators for each of British Columbia and Ontario may impose an issuer cease trade order (a "CTO") if the Financial Statements are not filed by September 27, 2007, and may impose a CTO earlier if the Issuer fails to file Default Status Reports pursuant to Appendix B of CSA Staff Notice 57-301 within the prescribed time for filing such Reports;

5.   the Issuer intends to satisfy the provisions of Appendix B by filing Default Status Reports on a bi-weekly basis for as long as it remains in default of the requirement to file the Financial Statements;

6.   the Issuer is not subject to any insolvency proceedings; and

7.   except as may be contained in the Financial Statements, there is no material information concerning the affairs of the Issuer that has not been generally disclosed.

DATED this 25th day of July, 2007.

PETAQUILLA MINERALS LTD.

Per: _"Tony M. Ricci"_
         Tony M. Ricci
         Chief Financial Officer

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2. **Date of Material Change**

August 2, 2007

Item 3. **News Release**

The Company's news release dated August 2, 2007, was disseminated by Marketwire, Incorporated on August 2, 2007.

Item 4. **Summary of Material Change**

The Company reported that it has been delayed in filing its annual financial statements, annual Management Discussion & Analysis related thereto and its Annual Information Form in Form 20-F. The Company is working with its auditor to complete the audit of the Company's financial statements as soon as possible.

Item 5. **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Executive Officer**

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at 604-694-0021.

Item 9. **Date of Report**

Dated August 2, 2007

PETAQUILLA MINERALS LTD.

Per: "Richard Fifer"

Richard Fifer
President and Chief Executive Officer

<u>SCHEDULE "A"</u>

NEWS RELEASE FOR: PETAQUILLA MINERALS LTD.

Contact person: Richard Fifer

Contact telephone number: 604-694-0021



Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Petaquilla Announces Delay in Filing Annual Financial Statements

Vancouver, BC – August 2, 2007: Petaquilla Minerals Ltd. ("Petaquilla" or the "Company") reports that it has been delayed in filing its annual financial statements, annual Management Discussion & Analysis related thereto and its Annual Information Form in Form 20-F, for the 15-month period ended April 30, 2007, by the required filing date under applicable Canadian securities laws, namely July 30, 2007. The delay is attributable to a combination of factors, primarily (i) the short period of time between the appointment of the Company's new auditor and the filing deadline; and (ii) the complexity of the Plan of Arrangement effected on October 18, 2006, between the Company and Petaquilla Copper Ltd..

In advance of the July 30th filing deadline, Petaquilla notified the British Columbia and Ontario securities regulators of the anticipated filing default and applied for the issuance of a management cease trade order. The order, which was issued on July 31st, 2007, by the British Columbia Securities Commission, as the Company's principal regulator, prohibits trading in Petaquilla shares by its directors, officers and other insiders of the Company and those who have been directors, officers or insiders of the Company during the period that the financial statements are being prepared until the annual financial statements and related annual filings are submitted and the order has been revoked.

The Company is working with its auditor to complete the audit of the Company's financial statements as soon as possible and anticipates filing its annual financial statements and related annual filings in approximately one month's time. Until its annual financial statements and related annual filings are filed, the Company intends to satisfy the requirements described in CSA Staff Notice 57-301 including the issuance of bi-weekly default status reports. The current Notice of Default follows and is also available for viewing on SEDAR.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll-free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

CSA Staff Notice 57-301

Notice of Default

Petaquilla Minerals Ltd. (the "Issuer") hereby gives notice to the British Columbia Securities Commission and the Ontario Securities Commission pursuant to CSA Staff Notice 57-301 – Failing to File Financial Statements on Time – Management Cease Trade Orders as follows:

1.   the Issuer is not able to file its audited annual financial statements and related management discussion and analysis for the period February 1, 2006, to April 30, 2007 (the "Financial Statements") by July 30, 2007, the filing date prescribed by Section 4.4 of National Instrument 51-102 – Continuous Disclosure Obligations;

2.   the filing of the Financial Statements has been delayed due to the complexity of the Plan of Arrangement effected on October 18, 2006, between the Company and Petaquilla Copper Ltd. Ernst & Young LLP was appointed as the Company's auditor on June 20, 2007, and is in the process of auditing both the Company and Petaquilla Copper Ltd. The time allotted to complete the audit by July 30, 2007, has been found to be insufficient to complete two audits of this complexity;

3.   the Issuer intends to file the Financial Statements by August 17, 2007, and in any event will file the Financial Statements no later than September 27, 2007;

4.   the securities commissions and regulators for each of British Columbia and Ontario may impose an issuer cease trade order (a "CTO") if the Financial Statements are not filed by September 27, 2007, and may impose a CTO earlier if the Issuer fails to file Default Status Reports pursuant to Appendix B of CSA Staff Notice 57-301 within the prescribed time for filing such Reports;

5   the Issuer intends to satisfy the provisions of Appendix B by filing Default Status Reports on a bi-weekly basis for as long as it remains in default of the requirement to file the Financial Statements;

6.   the Issuer is not subject to any insolvency proceedings; and

7.   except as may be contained in the Financial Statements, there is no material information concerning the affairs of the Issuer that has not been generally disclosed.

DATED this 25th day of July, 2007.

PETAQUILLA MINERALS LTD.

Per: *"Tony M. Ricci"*
        Tony M. Ricci
        Chief Financial Officer